SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 13, 2003

                           Commission File No. 1-14734

                                  Groupe Danone
                              (Name of Registrant)

                     7, rue de Teheran, 75008 Paris, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes    No X
                                    ---   ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes    No X
                                    ---   ---

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---


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       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

   ENCLOSURE: Press release announcing that Groupe Danone and Suntory Limited have completed the creation of DS Waters Enterprises, LP

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           ---------------------- PRESS RELEASE --------------------

                                 [LOGO OMITTED]



                                                 Paris, November 12th 2003


                Groupe Danone and Suntory Limited have completed
             the creation of the #1 HOD player in the United States

Following signing announcement on September 4, 2003, Groupe Danone and Suntory Limited have completed the creation of DS Waters Enterprises, LP, the leading HOD company in the United States.

DS Waters Enterprises includes all of the activities of Suntory Water Group and the Home and Office Delivery bottled water activities of Danone Waters of North America in the United States.

The transaction is structured as a leveraged partnership, with both partners having an equal holding in the new company, and a significant profits interest owned by senior management.
Under the terms of the transaction agreement, Suntory Limited has the option to sell its interest to Groupe Danone, in two stages, on the 3rd anniversary for the first block, and on the 5th anniversary for the second block.

The joint venture is financially leveraged with $400 million of medium term syndicated loans and $325 million of preferred stock held by Groupe Danone. The $400 million medium term loans are part of a $550 million secured credit facility, co-arranged by JP Morgan and Citigroup.

DS Waters will benefit from an entrepreneurial experienced management focused on integrating and growing the business.

As previously announced on September 8, 2003, William A. Holl has been appointed Chief Executive Officer of the new company and serves on the board of directors. The company's senior management team will be comprised of managers from both Suntory Water Group and Danone Waters of North America.


                            For further information :
            Corporate Communication : 33 1 44 35 20 74/75 - Investor
                    Relations Department : 33 1 44 35 20 76
 Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 - Fax 33 1 45 63 20 54


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         GROUPE DANONE


          Date: November 13, 2003        By:     /s/ EMMANUEL FABER
                                                 --------------------------
                                         Name:   Emmanuel Faber
                                         Title:  Senior Executive Vice-
                                         President, Chief Financial Officer


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